Exhibit 99.352

Nextech AR and Kohls Expand Augmented Reality
Contract For Ecommerce

Kohls in collaboration with Nextech is now significantly scaling WebAR for Ecommerce, creating thousands of new 3D models that will enhance the augmented reality experience for Kohls’ customers.

VANCOUVER, B.C., Canada – August 31, 2021 - Nextech AR Solutions Corp. (“Nextech” or the “Company”) (OTCQB: NEXCF) (NEO: NTAR) (CSE: NTAR) (FSE: N29), a diversified leading provider of augmented reality (“AR”) experience technologies and services is proud to announce the expansion of its partnership with Kohls, Corporation (NYSE: KSS) one of the largest department store chains in the United States. The Kohls Nextech partnership began when Kohls identified Threedy.ai, now part of Nextech, and their WebAR for Ecommerce solutions as the most attractive option to introduce augmented reality and 3D models into its customer experience.

Extensive product testing which began with Kohls’ Innovation Center, validated Threedy’s return on investment (ROI)., Kohls in collaboration with Nextech is now significantly scaling WebAR for Ecommerce, creating thousands of new 3D models that will enhance the augmented reality experience for Kohls’ customers. With Nextech’s 3D WebAR for Ecommerce solutions, Kohls’ customers can review products dynamically within any desired backdrop.

Watch Video Here

Nima Sarshar, Chief Technology Officer with Nextech and founder of Threedy.ai is close to this customer success story with Kohls. “When 3D ecommerce solutions are done right, the results can be incredibly rewarding. Not only financially, but also the joy of seeing your product used by millions of customers practically overnight. Our ability to use our AI pipeline to create 3D models at scale is a real value proposition for large retailers like Kohls” Sarshar commented.

View a 3D Model on the Kohls Website (Desktop Experience) or Watch a Video Preview To try it yourself, scroll down beneath the product images and click “See it in 3D” or “View in your room” Nextech’s recent announcement that it was selected as an Early Access Partner with Google’s 3D AR Search Program, strengthens the value proposition of WebAR for ecommerce, particularly for large retail customers such as Kohls. Kohls’ 3D models will soon appear in organic Google search results, allowing shoppers to dynamically interact with and review the retailer’s products.

Last week, Gappelberg and Sarshar joined Proactive Investors to discuss Google’s 3D AR Search Program and what this means for Kohls and Nextech’s customers.

Watch interview here

Evan Gappelberg, CEO of Nextech commented on this customer success story. “Kohls is an example of a large retailer that quickly recognized the potential for WebAR to enhance its online business. Augmented reality in e-commerce can not only drive sales, but reduce customer returns as the buyer feels a higher level of product familiarity before placing the order - the latter being a key point for many e-commerce customers. By combining Threedy’s disruptive AI technology and our leading AR platform, large retailers like Kohls can reach the necessary scale critical to support their ecommerce business.”

For further information, please contact:
public.relations@nextechar.com

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Threedy.ai

Using Threedy’s proprietary AI and computer vision innovations, the production of 3D models can be scaled to 1,000s of 3D models per week. Threedy has built a truly disruptive end-to-end solution around its model creation technology for the AR industry. Through a simple JavaScript tag integration, product photos are automatically onboarded, 3D models are created for each product through the power of AI and hosted on the Threedy’s cloud, and 3D visualizations are served to client properties using web AR/3D, all within a single integrated platform.

View a preview of Threedy’s technology - Watch Here

About Kohl’s

Kohl’s Corporation operates as a retail company in the United States. It offers branded apparel, footwear, accessories, beauty, and home products through its stores and website. The company provides its products primarily under the brand names of Apt. 9, Croft & Barrow, Jumping Beans, SO, and Sonoma Goods for Life, as well as Food Network, LC Lauren Conrad, and Simply Vera Vera Wang. As of January 30, 2021, it operated 1,162 Kohl’s stores; a website www.Kohls.com; and 12 FILA outlets. Kohl’s Corporation was founded in 1962 and is headquartered in Menomonee Falls, Wisconsin.

About Nextech AR

Nextech develops and operates augmented reality (“AR”) platforms that transports three-dimensional (“3D”) product visualizations, human holograms and 360° portals to its audiences altering e-commerce, digital advertising, hybrid virtual events (events held in a digital format blended with in-person attendance) and learning and training experiences.

Nextech focuses on developing AR solutions however most of the Company’s revenues are derived from three e-Commerce platforms: vacuumcleanermarket.com (“VCM”), infinitepetlife.com (“IPL”) and Trulyfesupplements.com (“TruLyfe”). VCM and product sales of residential vacuums, supplies and parts, and small home appliances sold on Amazon.

Forward-looking Statements

The CSE and the NEO have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be” or variations of such words and phrases or statements that certain actions, events or results “will” occur. Forward-looking statements regarding the completion of the transaction are subject to known and unknown risks, uncertainties and other factors. There can be no assurance that such statements will prove to be accurate, as future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. Nextech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.